BANK

File № 82-4257

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

07.11.2007
1107/12644

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

dw 11/29

Statement of material fact

Events resulted in one-time increase of net profit of the issuer for more than 10% according to RAS

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2.Content of the Message

2.1. Event (events), resulted in one-time increase of net profit of the issuer for more than 10%
Growth of income from servicing customers caused the increase of the amount of net profit for the 3rd quarter 2007 comparing to the 2nd quarter 2007.
2.2. Date of the event (events) that resulted in one-time increase of the issuer's net profit for more than 10%: 17.10.2007
2.3. Amount of net profit for the reporting period preceding the reporting period when the relevant fact has happened:
Net profit for the 2nd quarter 2007 amounted to 479,064 thousand rubles.
2.4. Amount of net profit for the reporting period when the relevant fact has happened:
Net profit for the 3rd quarter 2007 amounted to 651,016 thousand rubles.
2.5. Absolute and percentage change of net profit:
Net profit grew by 171,952 thousand rubles (35,9%).

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie (signature) A. V. Dolgopolov

3.2. October 17, 2007 Stamp

3.3. Chief accountant Bank Vozrozhdenie (signature) Alla Novikova

3.4. October 17, 2007 Stamp

END